SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                             :
            In the Matter of                 :
                                             :
CENTRAL AND SOUTH WEST CORPORATION, ET AL    :  CERTIFICATE
                                             :
             File No. 70-8557                :       OF
                                             :
(Public Utility Holding Company Act of 1935) :  NOTIFICATION
                                             :
---------------------------------------------:

      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from October 1, 1997 through December 31, 1997 (the "Reporting Period"):

      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

   CSW
 System              Money Pool    Short-Term       Total         SEC
Companies  Date      Borrowings  Borrowings (1)  Borrowings      Limit

  CPL    12/30/97  $148,725,941         -      $148,725,941   $300,000,000
  PSO    12/31/97     4,874,465         -         4,874,465    125,000,000
  SWEPCO 12/23/97    35,239,779         -        35,239,779    150,000,000
  WTU    10/01/97     9,099,797         -         9,099,797     65,000,000
  CSWS   11/12/97    38,414,082         -        38,414,082    110,000,000
-----------------------

(1) Pursuant to the External Program authorized in this file.

      2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 5.92%.

      3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


            Total          CSW          CSW          Total CSW
          Subsidiary     Loans to    Corporation     Short-Term        SEC
Date      Borrowings    Money Pool    Borrowings     Borrowings        Limit

12/30/97 $200,961,000  $200,961,000  $524,127,000   $725,088,000  $1,200,000,000

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.



      DATED:   January 30, 1998



                         CENTRAL AND SOUTH WEST CORPORATION CENTRAL POWER AND LIGHT COMPANY PUBLIC SERVICE COMPANY OF OKLAHOMA SOUTHWESTERN ELECTRIC POWER COMPANY WEST TEXAS UTILITIES COMPANY CENTRAL AND SOUTH WEST SERVICES, INC.

                         BY: CENTRAL AND SOUTH WEST CORPORATION



                           BY: /s/ Lawrence B. Connors
                               Lawrence B. Connors
                               Controller